Liquidnet, Inc.'s Exemption Report

Liquidnet, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2.) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) during the period January 1, 2019 through December 31, 2019 without exception.

_____
Liquidnet, Inc.

I, Angela Min, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: FINOP

February 28, 2020